

Mail Stop 3720

March 11, 2011

VIA U.S. MAIL AND FAX (615) 246-4199

Ms. Sariah Hopkins
Chief Financial Officer
Debut Broadcasting Company Inc.
1011 Cherry Avenue, Suite B
Nashville, TN 37203

   Re: Debut Broadcasting Inc.
     Form 8-K filed March 7, 2011 as Amended
     File No. 0-50762

Dear Ms. Hopkins:

  We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director